Roka Bioscience, Inc.
20 Independence Boulevard
Warren, New Jersey 07059

October 5, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn: Caleb French

Re: Roka Bioscience, Inc. Registration Statement on Form S-3 (File No. 333-207059)

Dear Mr. French:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Roka Bioscience, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 5:00 p.m., Eastern Standard Time, on October 7, 2015, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

ROKA BIOSCENCE, INC.

By:	/s/ Steven T. Sobieski
Name:	Steven T. Sobieski
Title:	Senior Vice President and Chief Financial Officer